EXHIBIT 99.1

                                                       Braskem

                                  BRASKEM S.A.
                         CNPJ/MF No. 42.150.391/0001-70
                             NIRE No. 29.300.006.939
                                  OPEN COMPANY

                              NOTICE OF INVITATION
                       EXTRAORDINARY SHAREHOLDERS' MEETING

The shareholders of Braskem S.A. ("Company") are invited to attend the Extraordinary Shareholders' Meeting to be held on November 19, 2003, at 2:00 P.M., at the Company's headquarters, at Rua Eteno, No. 1561, Petrochemical Center, Municipality of Camacari, State of Bahia, in order to deliberate with respect to the following Agenda items:
(I) to authorize the issuance of debentures (the "Issuance") not convertible into shares, with collateral (the "Debentures), by the Company (the "Issuer"), under the terms of article 52 and the provisions of Law 6404/76, and other pertinent legal provisions;
(II) to delegate to the Company's Board of Directors the determination regarding the conditions related to items VI to VIII of article 59 of Law 6404/76;
(III) to authorize the Company's Board of Executive Officers to take all actions to obtain the registration of the Issuance with the Securities Commission - CVM and other applicable bodies, as well as to prepare the deed for the issuance of the Debentures, executing any and all documents related to the Issuance, engage rating agency(ies), financial institutions authorized to operate in the capital markets to effect the placement of the Debentures, and also to engage a fiduciary agent and a financial institution as registrar agent, establishing their respective fees; and
(IV) to confirm and to ratify all actions, with respect to the Issuance, that have been performed by the Board of Executive Officers prior to the date of the General Meeting.

Note: The draft of the Issue's deed is available to the shareholders at the Company's headquarters.

                           Camacari, November 03, 2003

                           Pedro Augusto Ribeiro Novis
                       President of the Management Council